FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10559 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

NBG Group	Q1 Results 2018

PRESS RELEASE

NBG Group: Q1.18 results highlights

•                  Domestic NPEs stock reduction continues for an 8th straight quarter

•                  Domestic NPE stock dropped by €0.8bn qoq with negative formation of €0.1bn

•                  NPE reduction creates a buffer of €0.92bn vs the Q1.18 SSM target; an imminent NPL sale will accelerate results

•                  Industry leading(1) NPE and NPL coverage of 60% and 84% respectively, combined with the lowest NPE and NPL levels in Greece(1)

•                  Following a comprehensive FY.17 provisioning policy and IFRS 9 first time adoption, Q1.18 domestic CoR declines to 167bps from 250 in Q4.17 and 294bps in Q1.17

•                  The only core Greek Bank off ELA(1); Best-in-class(1) L:D of 75% in Greece

•                  Eurosystem funding at just €2.8bn currently (comprising of only TLTRO) from €12.3bn at end-Q4.16 on zero ELA exposure since end-November 2017

•                  Domestic deposits stabilize in Q1.18, despite a seasonally strong Q4.17 with deposit inflows of €1.7bn

•                  Superior liquidity position and low funding cost put NBG in an advantageous position to tap accelerating corporate credit demand

•                  CET1 ratio at 16.5%

•                  CET1 ratio at 16.5% incorporating IFRS 9 phase-in impact of 50bps and the CRD IV FL impact of 16bps

•                  CET1 ratio includes BROM and Albania capital losses

•                  Remaining divestments are expected to further boost capital

•                  Group PAT from continuing operations at €20m in Q1.18 against losses of €60m in Q4.17

•                  Operating profitability in Greece reflects improving results in OpEx (-6.6% qoq) and a sharp de-escalation in CoR (-83bps qoq)

•                  Domestic NII at €269m (-11.2% qoq) on the back of the IFRS 9 impact, as well as sustained loan deleveraging on the retail book and the impact from restructurings

•                  Net Fees at €57m (-5.0% qoq), due to seasonality; up by 4.8% on a yoy basis

•                  Trading income amounted to €34m in Q1.18 vs €28m in Q4.17, adjusting for the Titlos reclassification

•                  Q1.18 OpEx at €213m in Greece from €228m in Q4.17, due to seasonal factors, as both G&As (-17.1% qoq) and personnel expenses (-2.8% qoq) declined

•                  Loan impairments declined by 36.0% qoq to €121m in Greece, bringing operating result to positive territory (€14m)

•                  Domestic PAT from continuing operations at €10m vs losses of €55m in Q4.17

Athens May 31, 2018

(1)Peer group comparison is based on latest available data

The Q1.18 financial results signal NBG’s return to operating profitability, capitalizing on our balance sheet strength and superior asset quality.

Regarding P&L performance, NBG produced a positive operating profit of €26m, driven by significant cost of risk (CoR) de-escalation, following a comprehensive provisioning policy and IFRS 9 first time adoption. The CoR is expected to remain at these levels for FY.18. Cost initiatives and fee buoyancy will offset the NII decline. As a result, NBG expects to continue to generate positive profitability in the remainder of 2018.

The liquidity position remains a strong competitive advantage, as NBG remains the only Greek bank off ELA and with only TLTRO funding from the ECB. With a loans-to-deposits ratio of just 75% in Greece, NBG remains well placed to tap the country’s strengthening recovery focusing mainly on healthy corporate lending.

On the asset quality front, NBG has managed to reduce NPEs for an 8th straight quarter, while maintaining a sector-high NPE coverage of 60% in Greece. With an outperformance buffer of c€0.9bn and an imminent NPL sale, we feel confident that we are well on track not only to deliver FY.18 targets well ahead of time, but to maintain a large buffer going into 2019. The high coverage provides NBG with flexibility in its NPE strategy.

As regards capital, NBG CET1 stands at 16.5%, before capital actions, with the sale of our insurance company as well as several international subsidiaries expected to be agreed in H2.18.

Athens, May 31, 2018

Paul Mylonas

Acting Chief Executive Officer, NBG

NPEs stock declines for an 8th consecutive quarter

NPE reduction continued in Q1.18, with the stock of domestic NPEs down by €0.8bn qoq, of which negative NPE formation accounted for €0.1bn. Notably, the Bank has reduced NPEs by c€5.0bn since end-Q4.15, exceeding the Q1.18 SSM operational reduction target by €0.92bn. The cumulative reduction is attributable to negative NPE formation of -€1.8bn, with the remainder coming from accounting write offs. The NPE ratio in Greece dropped by 100bps qoq to 43.1% in Q1.18, with NPE coverage settling at 60.4%, the highest among the systemic Greek banks.

Domestic 90dpd formation also remained in negative territory in Q1.18 (-€57m). 90dpd ratio settled at 30.9% (-120bps qoq) on coverage of 84.0% (82.9% at the Group level).

Q1.18 domestic provisioning run rate dropped sharply to 167bps from 250bps in Q4.17 and 294bps in Q1.17, constituting the key driver for our return to operating profitability. In SE Europe(1), the 90dpd ratio settled at 32.1% on coverage of 62.6%.

Superior liquidity position

Despite a seasonally strong fourth quarter, Group deposits remained stable qoq at €40.3bn in Q1.18. Domestic deposits amounted to €38.4bn on marginal inflows of €39m. In SE Europe(1) deposits also remained flat qoq at €1.9bn. On an annual basis, Group deposits grew by 6.4% yoy, reflecting deposit inflows of €1.7bn in Greece.

As a result, NBG’s best-in-class L:D ratio improved further to 75% in Greece (79% in Q4.17) and 76% at the Group level.

Notably, Eurosystem remains at just €2.8bn currently (comprising only of TLTRO) from €12.3bn at end-Q4.16, with zero ELA exposure since late Nov ‘17, assisted by capital actions. Tellingly, NBG remains the only core Greek bank off ELA, whilst retaining a liquidity buffer, which provides flexibility in credit extension, taking advantage of our low cost of funding from our 36% market share in savings accounts.

The successful execution of NBG’s restructuring plan, coupled with increasing market access, will safeguard NBG’s disengagement from ELA, providing liquidity to fund credit expansion.

Capital position

CET1 ratio stood at 16.5 % in Q1.18, incorporating the IFRS 9 phase-in impact of 50bps and the CRD IV FL impact of 16bps. CET1 ratio also factors in BROM and Albania capital losses.

Remaining divestments are expected to boost capital and liquidity meaningfully, driven mainly by the sale of Ethniki Insurance, with a sales agreement expected in the next months.

(1)  SE Europe includes the Group’s businesses in Cyprus and the Former Yugoslav Republic of Macedonia

Profitability

Greece:

Q4.17 domestic pre-provision income (PPI) reached €134m from €153m the previous quarter, as improving results in OpEx (-6.6% qoq) and trading income (+21.6% qoq) were offset by pressure in NII (-11.2% qoq).

NII amounted to €269m from €302m in Q4.17, weighed by the impact of IFRS 9 and restructurings, as well as sustained deleveraging in Q1.18 on the retail book, with corporate balances remaining stable. NIM also decreased by 33bps qoq to 287bps.

Compared to a seasonally strong Q4, net fee and commission income amounted to €57m from €60m the previous quarter. On a yoy basis, net fees grew by 4.8% yoy, driven by the elimination of ELA-related fees.

Trading income amounted to €34m in Q1.18 from €28m in Q4.17.

Q1.18 operating expenses amounted to €213m from €228m in Q4.17, aided by seasonality. The quarterly reduction mainly comes from a 17.1% qoq drop in G&As on decreased expenses related to professional services (legal, audit and consulting fees). Personnel expenses settled at €134m (-2.8% qoq). On an annual basis, OpEx remained practically stable (+1.4% yoy).

The Bank reported PAT from continued operations of €10m in Q1.18 against losses of €55m in Q4.17 (and €16m in Q1.17), driven by the 36.0% qoq decline in loan impairments to €121m that more than offset the drop in core income (-10.1% qoq).

SE Europe:(1)

In SE Europe(1), PAT from continued operations reached €11m against Q4.17 losses of €5m, reflecting lower provisions.

(1)  SE Europe includes the Group’s businesses in Cyprus and the Former Yugoslav Republic of Macedonia

Annex

P&L | Group

€ m	Q1.18	Q4.17	qoq	Q1.17	yoy
NII(1)	289	324	-11%	366	-21%
Net fees & commissions	62	65	-5%	60	+5%
Core income	351	389	-10%	426	-18%
Trading & other income(1)	25	21	19%	39	-36%
Income	376	410	-8%	465	-19%
Operating expenses	(231)	(248)	-7%	(228)	+1%
Core PPI	120	141	-15%	198	-39%
PPI	145	162	-10%	237	-39%
Provisions	(120)	(200)	-40%	(233)	-49%
Operating profit	25	(38)	n/m	4	>100%
Other impairments	1	(19)	n/m	(7)	n/m
PBT	26	(57)	n/m	(3)	n/m
Taxes	(6)	(4)	+66%	(6)	-9%
PAT (continuing operations)	20	(60)	n/m	(9)	n/m
PAT (discontinued operations)(2)	24	(200)	n/m	31	-24%
Minorities	(10)	(5)	>100%	(9)	11%
PAT (reported)	34	(265)	n/m	13	>100%

(1) For comparability reasons, NII & trading income have been restated in the previous periods to reclassify the interest income of the loan to the Greek State from NII to trading income under IFRS 9

(2) Q4.17 PAT incorporates a capital loss of €40m from the not yet completed sale of the Albanian business, as well as a loss of €180m from the completed sale of the Serbian business that is recycling of FX losses through the P&L, with zero impact on equity and regulatory capital.

Balance Sheet(1) | Group

€ m	Q1.18	Q4.17(2)	Q3.17	Q2.17	Q1.17
Cash & reserves	3 314	1 778	1 175	1 200	1 185
Interbank placements	1 915	1 736	1 861	1 999	1 994
Securities	8 130	9 221	11 996	15 322	16 634
Loans (Gross)	41 024	42 306	42 972	43 545	44 275
Provisions	(10 439)	(11 410)	(10 868)	(10 937)	(11 144)
Goodwill & intangibles	131	132	122	122	115
Tangible assets	1 071	1 086	1 074	1 084	1 113
DTA	4 916	4 916	4 916	4 917	4 917
Other assets	6 495	6 570	6 499	6 647	6 768
Assets held for sale	4 996	4 996	6 096	5 974	9 750
Total assets	61 554	61 332	65 843	69 873	75 557

Interbank liabilities	7 531	7 341	9 850	13 942	16 521
Due to customers	40 311	40 265	38 568	38 098	37 904
Debt securities	1 232	1 197	461	523	550
Other liabilities	3 093	3 185	5 180	5 556	5 856
Liabilities held for sale	3 535	3 511	4 356	4 332	7 124
Minorities	693	683	669	660	689
Equity	5 159	5 149	6 757	6 762	6 913
Total liabilities and equity	61 554	61 332	65 843	69 873	75 557

(1) Group Balance Sheet has been adjusted for the agreed sales of Ethniki Insurance, Banca Romaneasca and Banka NBG Albania that have been classified as non-current assets held for sale and liabilities associated with non-current assets held for sale

(2) Group Balance Sheet in Q4.17 is pro forma for IFRS 9 accounting standards

Key Ratios | Group

	Q1.18	Q4.17	Q1.17
Liquidity
Loans-to-Deposits ratio(1)	76%	80%	87%
ELA exposure (€ bn)	—	—	5.6
Profitability
NIM(2) (bps)	287	319	306
Cost-to-Core income	66%	64%	54%
Asset quality
NPE ratio	42.7%	43.7%	44.9%
NPE coverage ratio(1)	60.2%	61.2%	56.0%
Cost of Risk (bps)	156	249	279
Capital
CET1 ratio CRD IV FL	16.5%	16.7%	15.8%
RWAs (€ bn)	36.2	37.3	41.3

(1) Q4.17 Loans-to-deposits and NPE coverage ratios are adjusted for IFRS 9

(2) NIM is adjusted for IFRS 9

P&L | Greece

€ m	Q1.18	Q4.17	qoq	Q1.17	yoy
NII(1)	269	302	11%	343	-22%
Net fees & commissions	57	60	-5%	54	+5%
Core income	325	362	-10%	397	-18%
Trading & other income(1)	22	20	+10%	40	-45%
Income	347	381	-9%	438	-21%
Operating expenses	(213)	(228)	-7%	(210)	+1%
Core PPI	112	134	-16%	187	-41%
PPI	134	153	-12%	227	-47%
Provisions	(121)	(189)	-36%	(232)	-47%
Operating profit	13	(36)	n/m	(5)	n/m
Other impairments	1	(16)	n/m	(7)	n/m
PBT	14	(52)	n/m	(11)	n/m
Taxes	(4)	(3)	+33%	(5)	-10%
PAT (continuing operations)	10	(55)	n/m	(16)	n/m
PAT (discontinued operations)	25	17	+47%	13	+92%
Minorities	(9)	(4)	>100%	(9)	+11%
PAT (reported)	26	(43)	n/m	(12)	n/m

(1) For comparability reasons, NII & trading income have been restated in the previous periods to reclassify the interest income of the loan to the Greek State from NII to trading income under IFRS 9

Name	Abbreviation	Definition
Common Equity Tier 1 Ratio Fully Loaded	CET1 ratio, CRD IV FL	CET1 capital as defined by Regulation No 575/2013, with the application of the regulatory transitional arrangements for IFRS 9 impact (for Q1.18) over RWAs
Core deposits		Consist of current, sight and other deposits, as well as savings accounts, and exclude repos and time deposits
Core Income	CI	Net Interest Income (“NII”) + Net fee and commission income + Earned premia net of claims and commissions
Core Operating Result (Profit / (Loss))	—	Core income less operating expenses and provisions (credit provisions and other impairment charges)
Core Pre-Provision Income	Core PPI	Core Income less operating expenses
Cost of Risk / Provisioning Rate	CoR	Credit provisions of the period annualized over average net loans
Cost-to-Core Income Ratio	C:CI	Operating expenses over core Income
Cost-to-Income Ratio	C:I	Operating expenses over total income
Funding cost / Cost of funding	—	The blended cost of deposits, ECB refinancing, repo transactions, ELA funding (until late November, 2017), as well as covered bond and securitization transactions
Gross Loans	—	Loans and advances to customers before allowance for impairment
Loans-to-Deposits Ratio	L:D	Net loans over total deposits, period end
Net Interest Margin	NIM

NII annualized over average interest earning assets. The latter include all assets with interest earning potentials and includes cash and balances with central banks, due from banks, financial assets at fair value through profit or loss (excluding Equity securities and mutual funds units), loans and advances to customers and investment securities (excluding equity securities and mutual funds units).

Net Loans	—	Loans and advances to customers
Non-Performing Exposures	NPEs

Non-performing exposures are defined according to EBA ITS technical standards on Forbearance and Non-Performing Exposures as exposures that satisfy either or both of the following criteria: (a) material exposures which are more than 90 days past due, (b) the debtor is assessed as unlikely to pay its credit obligations in full without realization of collateral, regardless of the existence of any past due amount or of the number of days past due

Non-Performing Exposures Coverage Ratio	NPE coverage	Stock of provisions (allowance for impairment for loans and advances to customers) over non-performing exposures excluding loans mandatorily classified as FVTPL, period end
Non-Performing Exposures Formation	NPE formation	Net increase / (decrease) of NPEs, before write-offs
Non-Performing Exposures Ratio	NPE ratio	Non-performing exposures over gross loans, period end
Non-Performing Loans	NPLs	Loans and advances to customers in arrears for 90 days or more
90 Days Past Due Coverage Ratio	90dpd coverage	Stock of provisions over loans and advances to customers in arrears for 90 days or more excluding loans mandatorily classified as FVTPL, period end
90 Days Past Due Formation	90dpd formation	Net increase / (decrease) of loans and advances to customers in arrears for 90 days or more, before write-offs and after restructurings
90 Days Past Due Ratio	90dpd ratio	Loans and advances to customers in arrears for 90 days or more over gross loans, period end
Operating Expenses	OpEx, costs	Personnel expenses + General, administrative and other operating expenses (“G&As”) + Depreciation and amortisation on investment property, property & equipment and software & other intangible assets
Operating Profit / (Loss)	—	Total income less operating expenses and provisions (credit provisions and other impairment charges)
Pre-Provision Income	PPI	Total income less operating expenses, before provisions (credit provisions and other impairment charges)
Risk Weighted Assets	RWAs	Assets and off-balance-sheet exposures, weighted according to risk factors based on Regulation (EU) No 575/2013
Total deposits	—	Due to customers

Disclaimer

No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by National Bank of Greece (the “Group”) as to the accuracy or completeness of the information contained in this announcement and nothing in this announcement shall be deemed to constitute such a representation or warranty.

Although the statements of fact and certain industry, market and competitive data in this announcement have been obtained from and are based upon sources that are believed to be reliable, their accuracy is not guaranteed and any such information may be incomplete or condensed. All opinions and estimates included in this announcement are subject to change without notice. The Group is under no obligation to update or keep current the information contained herein.

In addition, certain of these data come from the Group’s own internal research and estimates based on knowledge and experience of management in the market in which it operates. Such research and estimates and their underlying methodology have not been verified by any independent source for accuracy or completeness. Accordingly, you should not place undue reliance on them.

Certain statements in this announcement constitute forward-looking statements. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: May 31st , 2018	/s/ Ioannis Kyriakopoulos
(Registrant)
Chief Financial Officer

Date: May 31st , 2018	/s/ George Angelides
(Registrant)
Director, Financial Division